Exhibit I

News Release

For Immediate Release

IPSCO ANNOUNCES SHARE REPURCHASE AND DEBT REDEMPTION

[Lisle, Illinois] [March 15, 2005] -- IPSCO Inc. (NYSE/ TSX:IPS) announced today its intention to initiate a share repurchase program, by way of a normal course issuer bid, through the facilities of the Toronto Stock Exchange of up to 10% of the public float of its Common Shares, approximately 4.2 million shares. As of March 3, 2005 the Company had 50,161, 875 Common Shares outstanding. Any purchases under the bid will be made during the period of March 16, 2005 to March 15, 2006, and will be made at the prevailing market price at the time of purchase. Common Shares purchased under this bid will be cancelled.

From time to time, IPSCO believes that its earning prospects may not fairly reflect IPSCO’s current market valuation and consequently using available cash to repurchase Common Shares would be an appropriate way to enhance shareholder value. The current strong cash position at IPSCO allows implementation of the repurchase plan without adversely inhibiting IPSCO’s growth opportunities.

In addition to the share repurchase, IPSCO has given notice to the holders of its 7.32% Series B Senior Notes due April 1, 2009, that the remaining $57 million outstanding principal amount will be redeemed effective April 11, 2005. Proceeds for the share repurchase and the debt redemption will come from corporate funds. Upon redemption, debt and debt-like instruments will be approximately 26% of total capital.

For the quarter ended December 31, 2004, IPSCO generated $254 million of operating cash flow and had cash of $355 million. Based on the current market conditions in North America for IPSCO’s plate and tubular energy products, the Company anticipates that operating cash flow will remain strong. IPSCO’s management and its Board have for some time been evaluating how best to use its accumulating cash to benefit shareholders. The two recent increases in the dividend and the elimination of the dilutive instruments were first steps in addressing this objective.

“This strong market, combined with industry consolidation, positions IPSCO to take advantage of the healthier market dynamics,” said David Sutherland, IPSCO’s President and Chief Executive Officer. “Demand and pricing in North America for IPSCO’s products remain robust and this should result in continuing strong operating cash flow. Given our current favorable financial position, we will prioritize cash utilization opportunities including capital investments, dividends, debt redemptions, share buybacks and acquisitions, for the purpose of optimizing sustainable shareholder value,” he said.

IPSCO, traded as “IPS” on both the New York and Toronto Stock Exchanges, operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals, for a combined annual capacity of 1,775,000 tons.

Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2003, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and its Form 40-F.

Company Contact:
Vicki Avril, Senior Vice President and Chief Financial Officer
Tel. 630-810-4769

Release #05-12

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